[Willbros Group, Inc. Letterhead]

January 16, 2007

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549-7010

Re:	Willbros Group, Inc.
Registration Statement on Form S-1
File No. 333-135540

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Willbros Group, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that the same will become effective at 3:00 p.m., Washington, D.C. time, on Thursday, January 18, 2007, or as soon thereafter as practicable.

In connection with the foregoing request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Willbros Group, Inc.

By:	/s/ Van A. Welch
Van A. Welch, Senior Vice President and Chief Financial Officer